Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the quarters ended March 31, 2018 and 2017

(RMB and US$ amounts expressed in thousands, except per share data)

	March 31, 2018		March 31, 2017
	RMB '000	US$ '000	RMB '000	US$ '000
			Restated
Revenue	4,337,094	689,730	4,552,639	724,009
Cost of goods sold	(3,483,614)	(554,001)	(3,696,657)	(587,881)
Gross profit	853,480	135,729	855,982	136,128
Other operating income, net	50,491	8,030	39,606	6,299
Research and development costs	(119,909)	(19,069)	(124,583)	(19,813)
Selling, general and administrative costs	(359,882)	(57,232)	(340,812)	(54,200)
Operating profit	424,180	67,458	430,193	68,414
Finance costs	(22,519)	(3,581)	(26,761)	(4,256)
Share of results of associates and joint ventures	7,717	1,227	2,102	334
Profit before tax	409,378	65,104	405,534	64,492
Income tax expense	(81,159)	(12,907)	(73,058)	(11,618)
Profit for the period	328,219	52,197	332,476	52,874

Attributable to:
Equity holders of the parent	242,837	38,619	248,503	39,520
Non-controlling interests	85,382	13,578	83,973	13,354
	328,219	52,197	332,476	52,874

Net earnings per common share
- Basic	5.94	0.95	6.10	0.97
- Diluted	5.93	0.94	6.10	0.97
Unit sales	110,113		120,010

CHINA YUCHAI INTERNATIONAL LIMITED

SELECTED UNAUDITED CONSOLIDATED BALANCE SHEET ITEMS

For the periods ended March 31, 2018 and December 31, 2017

(RMB and US$ amounts expressed in thousands)

	March 31, 2018 (Unaudited)		December 31, 2017 (Audited)
	RMB '000	US$ '000	RMB '000
			Restated
Cash and bank balances	4,843,388	770,247	6,029,207
Trade and bills receivables	8,887,011	1,413,306	7,031,544
Inventories	2,549,451	405,441	2,572,745
Trade and bills payables	5,439,599	865,062	5,177,123
Short- and long-term interest-bearing loans and borrowings	1,622,918	258,094	1,626,341
Equity attributable to equity holders of the parent	8,475,617	1,347,882	8,335,433

CHINA YUCHAI INTERNATIONAL LIMITED

Impact on adoption of IFRS 15 Revenue from Contracts with Customers:

The figures presented below are all rounded to the nearest thousand.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 Revenue from Contracts with Customers is effective for the annual periods beginning on or after January 1, 2018.  IFRS 15 establishes a five step model to account for revenue arising from the contracts with customers.  Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The Group has applied the changes in accounting policies retrospectively to each reporting period presented, using the full retrospective approach. Accordingly, the comparative figures in the balance sheet as at December 31, 2017 and the income statement for the quarter ended March 31, 2017 have been restated to reflect the retrospective adjustments upon adoption of IFRS 15.

Warranty obligations

Under IFRS 15, the Group accounts for a service-type warranty as a separate performance obligation to which the Group allocates a portion of the transaction price.  The portion of the consideration allocated to the service-type warranty is initially recorded as a contract liability and recognized as revenue over the period which the warranty services are provided.

As a result, the Group’s income statement for the first quarter of 2017 was restated as follows:

•	Revenue decreased by RMB 6,882,000 to RMB 4,552,639,000.
•	Cost of sales increased by RMB 57,793,000 to RMB 3,696,657,000.
•	Selling, general and administrative costs decreased by RMB 64,049,000 to RMB 340,812,000.

In summary, the resultant effect of the restatements on the Group’s income statement for first quarter of 2017 and the Group’s balance sheet as at December 31, 2017 was as follows:

•	Revenue was adjusted from RMB 4,559,521,000 to RMB 4,552,639,000.
•	Profit after tax was adjusted from RMB 333,102,000 to RMB 332,476,000.
•	Profit attributable to the owners of the equity holders of the parent was adjusted from RMB 248,981,000 to RMB 248,503,000.
•	Basic and Diluted earnings per share was adjusted from RMB 6.12 to RMB 6.10.
•	Equity attributable to equity holders of the parent was adjusted from RMB 8,347,562,000 to RMB 8,335,433,000.